ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2012

DATED: February 28, 2013

TABLE OF CONTENTS

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Sprott Resource Lending Corp. and its subsidiaries are referred to as "Sprott Resource Lending" or the “Company”. All information contained herein is presented as at December 31, 2012, unless otherwise stated.

International Financial Reporting Standards

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2012, which are available under the Company’s profile on SEDAR at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards.

Currency

All sums of money which are referred to in this AIF are expressed in the lawful currency of Canada, unless otherwise specified.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This AIF contains certain forward-looking information and statements within the meaning of applicable securities laws. In some cases, words such as “plans”, “expect”, “project”, “intends”, “believe”, “anticipate”, “estimate”, “may”, “will”, “should”, “continue”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “should”, “may” or “will” occur, are intended to identify forward-looking information and statements. The forward-looking information and statements herein are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company as of the date of such information or statements, including, among other things, assumptions with respect to expected growth, results of operations, performance, business prospects and opportunities and cash flows; future exchange rates; the price of gold bullion; natural resource markets and the price of natural resource commodities; conditions in general economic and financial markets; the availability of quality management; the ability to manage borrower defaults; the ability to successfully syndicate loans; and the effects of regulation and tax laws of governmental agencies. The reader is cautioned that the expectations, estimates, projections, assumptions and/or beliefs used in the preparation of such information or statements may prove to be incorrect. The forward-looking information and statements included in this AIF are not guarantees of future performance and should not be unduly relied upon. Such information and statements, including the assumptions made in respect thereof, involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in the forward-looking information or statements. In addition, this AIF may contain forward-looking information and statements attributed to third-party industry sources. The forward-looking information and statements contained in this AIF speak only as of the date of this AIF unless an alternative date is otherwise expressly identified herein.

The forward-looking information and statements contained in this AIF are expressly qualified by the cautionary statements provided for herein. The Company does not assume any obligation to publically update or revise any of the included forward-looking information or statements after the date of this AIF, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Forward-looking information and statements contained in this AIF include, but are not limited to, statements with respect to:

  the Company’s future financial position, business strategy, financing activities and arrangements, financial results, plans, and objectives;

  monetization of the real estate portfolio;

  the payment and designation of future dividends;

  the receipt of security in connection with the Company’s financing activities;

  the Company’s ability to enter into strategic relationships to syndicate loans;

  strategies the Company may undertake to mitigate risks and uncertainties; and

  the outcome of litigation involving the Company.

Although the Company believes the expectations, estimates, projections, assumptions and beliefs reflected in the forward-looking information and statements are reasonable, undue reliance should not be placed on forward-looking information and statements because the Company can give no assurance that such expectations, estimates, projections, assumptions and beliefs will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements. Consequently, there is no representation by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking information and statements. Some of the risks and other factors, some of which are beyond the control of the Company, that could cause results to differ materially from those expressed in the forward-looking information and statements contained in this AIF, include, but are not limited to:

  general economic conditions in Canada and globally;

  general declines in the value of resource properties and real estate properties;

  industry conditions, including fluctuations in the value of natural resource commodities;

  credit risk and defaults in repayment obligations by borrowers;

  changes or other restraints in the Company’s ability to realize on security or dispose of security granted by borrowers in respect of loans which default;

  the Company’s ability to manage the defaults of borrowers;

  changes in the Company’s ability to reinvest cash in loans that meet its current lending criteria;

  liquidity risk;

  changes in the Company’s ability to identify creditworthy loan candidates;

  the nature and credit quality of the Company’s loan portfolio;

  the Company’s due diligence in connection with potential loans;

  the entering into of strategic relationships in connection with the syndication of loans;

  political and other risks associated with the jurisdictions in which the Company invests;

  changes in the Company’s ability to attract and retain key management and personnel;

  the ability of the Company to maintain its Management Services Agreement and Partnership Agreement (as defined below; also see “Material Contracts” in this AIF) with Sprott Lending Consulting LP (“SLCLP”);

  changes in the Company’s ability to manage conflicts of interest;

  potential liabilities associated with historical mineral projects;

  changes in applicable regulatory requirements and regimes;

  the ability of the Company to continue to pay dividends on its outstanding Common Shares;

  stock market volatility and market valuations;

  fluctuations in foreign exchange or interest rates;

  the impact of competition; and

  the other “risk factors” disclosed in this AIF.

The foregoing list of factors should not be considered exhaustive. See also “Risk Factors” in this AIF. Should one or more of the risks or uncertainties listed above or in “Risk Factors” in this AIF materialize, or should the expectations, estimates, projections, assumptions and/or beliefs underlying the forward-looking information and statements prove incorrect, future results, levels of activity, performance or achievements could vary materially from those expressed or implied by forward-looking information and statements contained in this AIF.

The above summary of assumptions and risks related to forward-looking information and statements has been provided in this AIF in order to give readers a more complete perspective on the future operations of the Company and its subsidiaries. Readers are cautioned that such forward-looking information and statements may not be appropriate for other purposes.

CORPORATE STRUCTURE

Name, Address and Incorporation

Sprott Resource Lending Corp. was incorporated on October 27, 1980 under the name “Viceroy Petroleums Ltd.” pursuant to the laws of the Province of British Columbia. On April 6, 1984, the Company amalgamated with B&B Resource Inc., which was incorporated pursuant to the laws of the Province of British Columbia, and continued its operations as “Viceroy Resource Corporation”. On June 30, 2003, the Company completed a reorganization by way of a statutory plan of arrangement and changed its name to Quest Capital Corp.

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) (the “Former Act”) which had previously governed the Company. Effective May 17, 2004, the Company completed a mandatory transition rollover under the New Act and substituted a Notice of Articles for its Memorandum. At its annual and special general meeting held on June 16, 2004, the Company’s shareholders approved the removal of certain provisions that applied to the Company relating to restrictions in the Former Act that were no longer required under the New Act. In addition, the shareholders approved new articles (the “New Articles”) to make the Company’s charter documents consistent with the New Act. The New Articles altered the authorized capital of the Company from 500,000,000 Class A Subordinate Voting Shares, 500,000,000 Class B Variable Multiple Voting Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares to an unlimited number of Class A Voting Shares, Class B Voting Shares, First Preferred Shares and Second Preferred Shares, all without par value. These changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles to the Company on June 21, 2004.

Effective October 8, 2004, the Company completed the conversion of its Class B Voting Shares to Class A Voting Shares on the basis of 1.25 Class A Voting Shares for each Class B Voting Share held. Effective April 19, 2005, the Class B Voting Shares were cancelled and the designation of the Class A Voting Shares was changed to common shares of the Company (the “Common Shares”).

Effective December 31, 2006, the Company completed a vertical amalgamation with its wholly-owned subsidiary, Quest Mortgage Corp. By articles of continuance dated August 22, 2007, the Company continued under the Canada Business Corporations Act (the “CBCA”).

At its annual and special general meeting held on May 27, 2008, the shareholders of the Company approved the repeal of By-law No. 1 of the Company and the adoption of By-law No. 2 as well as certain amendments to the Company’s articles of continuance of a housekeeping nature. The amendments are more fully described in the management proxy circular dated April 22, 2008 which is available on SEDAR at www.sedar.com.

Effective December 30, 2008, the Company completed a private placement of $40 million of its cumulative 13.5% First Preferred Shares, Series A (the “FP Shares”), with voting rights. In September 2009, holders of the FP Shares agreed to waive their retraction rights and further agreed to amend the redemption provision attaching to such shares, allowing the Company to redeem the FP Shares in tranches of at least $2.5 million. In addition, the effective dividend rate was reduced from 13.50% to 12.75% on October 1, 2009, with a further reduction to 12.00% on January 1, 2010. In December 2009, the Company repurchased and retired all of its $40 million FP Shares.

On June 30, 2009 a total of 447,423 Common Shares were cancelled pursuant to the expiry of a six year sunset clause provision in connection with the statutory plan of arrangement completed on June 30, 2003.

In May 2010, the Corporation and Sprott Consulting Limited Partnership (“SCLP”), a subsidiary of Sprott Inc., entered into discussions about working together to restructure the business of the Corporation to transition it from real estate lending to natural resources lending. On June 9, 2010, the Corporation and SCLP signed a letter of intent pursuant to which SCLP agreed to manage the repositioned Company and the Company agreed to change its lending strategy from real estate lending to natural resource lending and change its name to Sprott Resource Lending Corp. to reflect the new affiliation. On the same date, the Company announced a substantial issuer bid (the “SIB”) to repurchase and cancel up to $60 million of its then currently issued and outstanding Common Shares by way of a so called “Dutch Auction” at prices from $1.35 to $1.60 per Common Share. The SIB expired on August 30, 2010 and subsequently 489,342 Common Shares were repurchased and cancelled at a purchase price of $1.60 per Common Share. In addition, Sprott Inc. and its affiliates (including its employees and clients) were able to participate in a private placement of the Company’s Common Shares of up to $25 million at the lower of the offer price under the SIB or $1.60 per Common Share. On September 7, 2010, 15,625,000 Common Shares were issued pursuant to the private placement at $1.60 per Common Share. By articles of amendment dated September 8, 2010, the Company changed its name from Quest Capital Corp. to Sprott Resource Lending Corp.

At the Company’s annual and special meeting of shareholders held on May 11, 2011, shareholders of the Company passed a special resolution allowing the Company to amend its articles to change the jurisdiction of its registered and head office from British Columbia to Ontario. The registered and head office of the Company is now located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, M5J 2J2.

Intercorporate Relationships

Included below is a diagram of the intercorporate relationships among the Company and its subsidiaries as at December 31, 2012, indicating the percentage of votes attaching to all voting securities of the subsidiary beneficially owned, controlled or directed by the Company and where the subsidiary was incorporated or continued.

CAPITAL STRUCTURE

General Description of Capital Structure

As of the date hereof, the authorized capital of Sprott Resource Lending consists of the following:

  an unlimited number of Common Shares without par value;

  an unlimited number of First Preferred Shares without par value; and

  an unlimited number of Second Preferred Shares without par value;

of which 146,976,919 Common Shares were issued and outstanding at December 31, 2012. Currently, there are no First Preferred Shares and no Second Preferred Shares issued or outstanding.

Holders of Common Shares are entitled to one vote per share at any annual or special meeting of the shareholders of the Company. Holders of Common Shares shall be entitled to receive dividends, if, as and when declared by the Board of Directors of the Company (the “Board”) out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board may, from time to time, determine. In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to Common Shares, be entitled to participate in any distribution of the assets of the Company.

The First Preferred Shares and Second Preferred Shares may be issued in one or more series. The directors of the Company may by resolution before the issue of any series amend the Company's Articles of Continuance to fix the number of preferred shares in a series and create, attach and define special rights such as the payment of dividends and rights of redemption, conversion and retraction. Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at any general or special meeting of shareholders of the Company. Holders of Second Preferred Shares shall not be entitled as such to vote at any general or special meeting of shareholders of the Company. Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and Common Shares. Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Common Shares.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of key events that have influenced the development of the Company over the last three completed fiscal years:

2010

  In December 2007, the Company reorganized its business, assets and operations to operate and qualify continually, as of January 2008, as a mortgage investment corporation until December 31, 2010 providing residential oriented debt financing in Canada.

  In May 2010, the Corporation and SCLP entered into discussions about working together to restructure the business of the Corporation to transition it from real estate lending to natural resources lending. On June 9, 2010, the Corporation and SCLP signed a letter of intent pursuant to which SCLP agreed to manage the repositioned Company and the Company agreed to change its lending strategy from real estate lending to natural resource lending and change its name to Sprott Resource Lending Corp. to reflect the new affiliation. The Company convened a special meeting of shareholders on August 17, 2010 at which the following changes to the Company and its affairs were overwhelmingly approved: (i) changing its name to Sprott Resource Lending Corp.; (ii) changing its lending strategy to focus on natural resource lending (which is primarily directed to bridge and mezzanine lending to precious and base metal mining, exploration and development companies, oil and gas companies and other resource related businesses) and discontinue its real estate lending business; (iii) completing a private placement of up to $25 million of Common Shares to Sprott Inc. and its affiliates; and (iv) executing a partnership agreement and management services agreement between the Company and SLCLP (See also “Material Contracts” in this AIF).

  On September 7, 2010, the Company entered into the management services agreement with SLCLP (the “Management Services Agreement” or “MSA”). On the same date, the Company (as ordinary partner), 7603908 Canada Inc. (as ordinary partner) and SLCLP (as managing partner) formed Sprott Resource Lending Partnership (the “Partnership”) under the laws of Ontario pursuant to a partnership agreement (the “Partnership Agreement” or “PA”). Copies of the MSA and PA have been filed on SEDAR and can be found at www.sedar.com. See also “Material Contracts” in this AIF.

  During the year ended December 31, 2010, the Company had one resource loan with a carrying value of $4.3 million and fourteen (14) impaired real estate loans with a collective carrying value of $88.0 million. The Company also had three (3) foreclosed properties as a result of the Company’s former real estate lending activities with a collective carrying value of $29.8 million. During the year ended December 31, 2010, the Company recorded loan losses and impairment losses from its real estate portfolio of $34.8 million.

2011

  On March 8, 2011, the Company received approval from the Toronto Stock Exchange (the “TSX”) for a second normal course issuer bid (the “Second NCIB”), under which the Company could make open market purchases of its Common Shares over the TSX (the first normal course issuer bid was completed on December 17, 2010). Purchases pursuant to the Second NCIB commenced on March 16, 2011 and terminated on March 15, 2012. Under the Second NCIB, the Company purchased and subsequently cancelled 1,814,212 Common Shares.

  During the year ended December 31, 2011, the Company had $115.4 million in resource loans and bonds. The Company earned an average return of 17.4% on its resource loans, which included coupon interest and loan origination fees. The Company also had one (1) impaired real estate loan with a carrying value of $22.4 million and four (4) foreclosed properties as a result of the Company’s former real estate lending activities with a collective carrying value of $30.0 million. During the year ended December 31, 2011, the Company recorded loan losses and impairment losses from its real estate portfolio of $4.4 million.

  In September 2011, in line with the performance of the resource loan portfolio, the Company began paying a quarterly dividend of $0.01 per Common Share. For the year ended December 31, 2011 the Company paid $3.1 million in Common Share dividends.

2012

  On April 3, 2012, the Company received approval from the TSX for a normal course issuer bid (the “Third NCIB”), under which the Company could make open market purchases of its Common Shares over the TSX. Purchases pursuant to the Third NCIB commenced on April 9, 2012 and the bid will expire on April 8, 2013. As of February 28, 2013, the Company has purchased and subsequently cancelled 6,853,627 Common Shares under the Third NCIB. In connection with the Third NCIB, the Company established an automatic repurchase plan (the “ARP”) with a broker to facilitate purchases of Common Shares under the Third NCIB. The ARP permits the Company to provide standing instructions to its broker as to how Common Shares are to be repurchased during internal blackout periods.

  In 2012, in line with the performance of the resource loan portfolio, the Company continued paying a quarterly dividend and increased the dividend from $0.01 per Common Share to $0.015 per Common Share in the first quarter of 2012. For the year ended December 31, 2012 the Company paid $9.1 million in Common Share dividends.

  On September 7, 2012, the Company sold 100% of the share capital of its subsidiary Viceroy Gold Corp. (“VGC”), which held an indirect 75% interest in Castle Mountain Venture (“CMV”). CMV’s primary operating activities related to the reclamation of the non-operational Castle Mountain mining property in the State of California (the “Castle Mountain Property”) and included the long-term monitoring and maintenance of this property. On the date of sale, the net equity investment in VGC was $0.004 million ($4 thousand) and the total pre-tax consideration for the sale was $4.3 million resulting in a total gain on the sale of $4.3 million. A portion of the consideration was satisfied through the issuance of 3.0 million common shares from Telegraph Gold Inc. (“Telegraph”), a private company, for a total fair value of $1.5 million, net of finder’s fees of 1.0 million shares. The common shares represent less than 10% of the outstanding shares in Telegraph. The remainder of the consideration is due in two installments of $3.0 million and $5.0 million on the earlier of the achievement of certain milestones but no later than three and six years from closing, respectively. The remaining payment may be satisfied by cash or through the issuance of common shares of Telegraph provided that it is listed on a recognized stock exchange. As at December 31, 2012, the discounted pre-tax carrying value of the remainder of the consideration is $3.0 million. Certain closing costs attributed to the sale and recorded against the gain on the sale of the subsidiary were $0.1 million. The current and deferred tax expense relating to this sale was $2.1 million leaving an after tax gain of $2.2 million.

  During the year ended December 31, 2012, the Company had $128.3 million in resource loans and bonds and a precious metal (gold) loan valued at $14.5 million. The Company earned an average return of 14.8% on its resource loans, which included coupon interest and loan origination fees. The Company also had one impaired real estate loan with a carrying value of $13.4 million and three (3) foreclosed properties as a result of the Company’s former real estate lending activities with a carrying value of $18.2 million. During the year ended December 31, 2012, the Company recorded additional loan losses and impairment losses from its real estate portfolio of $23.4 million.

2013

  Subsequent to December 31, 2012, the Company funded an additional $30.8 million in resource loans.

  Subsequent to December 31, 2012, the Company declared a Common Share dividend of $0.015 per Common Share for payment on March 28, 2013 to shareholders of record on March 12, 2013.

DESCRIPTION OF BUSINESS

General

Sprott Resource Lending’s primary business is to provide lending facilities to the resource sector. As a natural resource lender, the Company will finance precious and base metal mining, exploration and development companies, as well as oil and gas companies and related businesses. Financing is primarily extended to companies that are involved in late stage exploration and development, or early stage production. In providing this type of financing, the Company will finance generally on a first priority basis, will earn interest on its loans, and will receive fees, stock and/or warrants from borrowers. The Company will also consider other financing arrangements. Where the Company has excess funds not deployed in financing arrangements, the Company may deploy such excess funds in various short term or liquid securities, deposits with financial institutions, and longer term bonds or debentures.

As at December 31, 2012, the Company had $114.2 million in resource loans as compared to $113.8 million at December 31, 2011. Further details are contained in the Company’s MD&A for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com.

Resource Lending

Sprott Resource Lending generates revenues through the interest, fees, and stock and warrants it receives from its resource portfolio. Sprott Resource Lending’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as financings mature and are repaid, the nature and credit quality of its loan portfolio, including the quality of the collateral security and the overall resource and commodity markets.

As a natural resource lender, Sprott Resource Lending finances companies that operate in the precious and base metal mining and energy sectors. The Company may lend to any resource company, but concentrates its activities on providing financing to late-stage developers, or early stage producers. The Company provides financing in various forms as follows:

  Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash, shares and/or warrants of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to five (5) years. The funds advanced are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes;

  Precious metals loans generally follow the same terms, structure, and purposes as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

  Other credit facilities, including convertible debt and standby lines of credit.

The Company utilizes a credit committee of the Board (the “Credit Committee”) which is comprised of no fewer than three directors, the majority of whom shall satisfy the independence requirements for directors under applicable securities laws, rules, regulations and stock exchange requirements. Currently, the Credit Committee is comprised of the following three directors: Messrs. Bayley (Chair), John and Peniuk.

The Board has adopted a charter for the Credit Committee which sets out, amongst other things, the purpose, authority and responsibilities of such committee, as well as the Company’s lending guidelines and investment and hedging policies. Pursuant to the Credit Committee Charter, management may approve non-Related Party1 lending facilities up to and including $10 million. Non-Related Party lending facilities exceeding $10 million and up to and including $20 million must be approved by the Credit Committee, while any such facilities greater than $20 million must be approved by the Board. Additionally, to avoid potential conflicts, all Related Party lending facilities up to and including $10 million must be approved by the Credit Committee; provided that, if not unanimously approved, the particular exposure shall be referred to the Board for consideration; and for greater certainty, should any of the borrower’s then directors or officers be a Related Party to the Company or its affiliates, such loan exposure will require Board approval irrespective of the size of the loan. All Related Party lending facilities exceeding $10 million must be approved by the Board.

Security

Resource loans are generally secured by first or second priority charges against the underlying mineral rights and related assets of the borrower that, in the opinion of management, have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may also extend a credit facility without taking a direct charge on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

________________________
1 “Related Party” lending is defined as a credit facility provided to a borrower where the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law.

Syndication of Loans

The Company also engages in the syndication of loans where deemed appropriate by its management, pursuant to which it generally receives fees. The Company may also syndicate a portion of a loan where the amount to be borrowed by the borrower represents a risk exposure greater than that which is acceptable or in compliance with the Company’s credit policies. Syndication serves to diversify the risk exposure of the Company’s loan portfolio and provides a source of additional revenue and liquidity. In the event that the Company syndicates a loan, it may earn a fee that is payable by the syndicate participants. The Company’s fee on syndication of loans will vary on a loan-by-loan basis and the fee, if any, depends on various factors including the credit quality of the loan and market conditions.

Real Estate Lending

During its ongoing transition to resource lending, the Company continues to monetize its remaining real estate loan portfolio. As at December 31, 2012, the Company had one (1) impaired real estate loan with a carrying value of $13.4 million and three (3) foreclosed properties for a combined carrying value of approximately $18.2 million. Going forward, the Company will only provide additional real estate financing where it is necessary to protect the value of its existing real estate investments or to aid in the eventual monetization. Given the nature of the remaining real estate portfolio, the timing for the completion of this monetization program is difficult to accurately predict, however, management will continue to market its remaining real estate portfolio until the monetization process is complete. To assist with the monetization of the remaining real estate portfolio, the Board struck a real estate committee of the Board (the “Real Estate Committee”) in 2012 comprised of Messrs. Sinclair, Robertson and Nagra.

Competitive Conditions

Sprott Resource Lending carries out lending activities on a global basis. The Company’s competition includes conventional bank loans, high yield note offerings, investment funds and money managers, and equity financings carried out by those institutions. As equity markets in the resource sector improve, potential borrowers may opt for equity for their financing needs rather than Sprott Resource Lending’s product offering.

Employees

As at December 31, 2012, the Company had a total of ten (10) employees. The Company is managed by a small experienced team of individuals who have a strong background in lending, resources and real estate (for its continuing monetization of its real estate loans).

RISK FACTORS

There are risks associated with owning Common Shares of the Company that holders should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of Common Shares to decline. As the Company continues to monetize its real estate lending portfolio, certain risks associated with this portfolio should diminish and the risks associated with resource lending may become proportionately higher. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Company’s Common Shares could decline, and holders of the Common Shares may lose all or part of their investment. In addition to the risks described elsewhere and the other information contained in this AIF, holders of Common Shares should carefully consider each of, and the cumulative effect of all of, the following risk factors.

Credit Risk and Default in Repayment Obligations by Borrowers

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. In the event of a default by a borrower, there can be no assurance that the Company will be able to secure repayment of the principal amount or interest accruing under the loan. If the Company cannot realize on outstanding loans due to a default by its borrowers, its financial condition and operating results will be adversely impacted.

Decline in the Value of Real Estate and/or Natural Resource Commodities

The Company is exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

If the underlying resource commodity against which the Company holds security declines in value, then it may not be able to recover the amount of all of the outstanding loan plus expenses in the event of a default by a borrower. If the Company is unable to realize on its security to recover the principal amounts plus amounts on account of accrued interest and expenses in the event of a loan default or defaults, then its financial condition and operating results will be adversely impacted. In addition, a general decline in the natural resource sector can materially reduce the value of any shares or warrants received in connection with loans made to borrowers.

Inability to Realize on or Dispose of Security Granted by Borrowers on a Defaulted Loan

The Company generally obtains security for its loans. This security may be in a variety of forms including, but not limited to, direct charges on mineral rights, mortgages, general security agreements, assignments of interests in property, pledges of shares and corporate guarantees. In addition, if the Company is required to enforce its security, it may incur significant expenses of sale, including legal and other expenses. There is no assurance that the net proceeds obtained from the enforcement of any security held by the Company will be sufficient to recover the outstanding principal and accrued interest due under the relevant loan. If the Company suffers a shortfall, then its financial condition and operating results will be adversely impacted. There is no assurance that the Company will be able to dispose of security on a timely basis and, as such, its financial condition may be adversely affected.

Key Management and the MSA with SLCLP

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees and upon the relationship between the Company and SLCLP through the MSA. Pursuant to the MSA, SLCLP may terminate the MSA upon 180 days’ notice. The termination of the MSA by SLCLP may have a negative effect on the performance of the Company. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Due Diligence

Before making loans the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each loan. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside mining professionals, legal advisors and other consultants may be involved in this due diligence process in varying degrees. Nevertheless, when conducting due diligence and making an assessment regarding a loan, the Company relies on the resources available to it, including information provided by the borrower and, in some cases, third party investigations. The due diligence investigation that the Company will carry out with respect to any potential loan may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such lending opportunity. Moreover, such an investigation will not necessarily result in the loan being repaid.

Ability to Identify and Assess Candidates for Loans

The Company relies on its management to properly assess and identify qualified candidates for loans. Management undertakes an analysis of the fundamental business characteristics of all prospective borrowers and uses professionals in this assessment. Management researches factors that affect the credit risk of the borrower and the ability of the borrower to repay the loan. If management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s security is not correct, then the Company’s loans and revenues may be at greater risk than estimated by management with the result that its financial condition and operating results may be adversely impacted.

Foreign Exchange Fluctuations

Certain of the Company’s resource loans are in currencies other than Canadian dollars. As such, a return on an investment may be negatively impacted by a change in the exchange rate between two currencies.

Commodity Price Fluctuations

Future market values and the amount of future income is uncertain due to the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company.

Foreign Country and Political Risk

The Company may enter into lending agreements with resource companies operating in various international locations. There are a number of risks that borrowers may face in foreign jurisdictions including, but not limited to, uncertain political or economic environments, terrorism or military action, civil disruption, changes to law or regulations, and government expropriation of property. Any of these risks could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could also adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers. There is no assurance that governments will allow the transfer or sale of the underlying security. In addition a government may change the tax regime diminishing the value or marketability of the security.

Loan Portfolio

The nature and credit quality of the Company’s loan portfolio, including the quality of the collateral security that it obtains, will impact upon its asset base and the return it is able to generate. In the Company’s loan selection process, it targets certain types of resource borrowers. There can be no assurance that the nature of the security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact the value of Sprott Resource Lending’s loan portfolio and the market value of its shares.

Ability to Manage Borrower Defaults

The size of the Company’s impaired loans and foreclosed properties have decreased from a net carrying value of $52.3 million in 2011 to $31.5 million in 2012. In order to effectively monitor and realize on the security underlying the loans, the Company has engaged additional personnel and professionals, however there can be no assurance that the Company will be able to manage this process. Further, the Company’s business and operating or financial results could be adversely impacted by borrower defaults.

Syndication of Loans

The Company has, from time to time, entered into strategic relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio, its liquidity position and to generate syndication fees. This also affords the Company the opportunity to participate in transactions in which it otherwise would not be able to participate. No assurance can be given that such existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them uneconomic. Furthermore, there can be no assurance that the Company will be able to enter into such relationships in the future. The inability to do so may adversely affect the Company’s ability to continue to service existing and prospective clients and manage its liquidity position.

Interest Rate Fluctuations

Decreases in prevailing interest rates may reduce the interest rates that the Company is able to charge borrowers. Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan. Accordingly, fluctuations in interest rates may adversely impact the Company’s profitability.

Private Companies and Illiquid Securities

At times, the Company provides loans to private companies and receives securities in such companies as part of its consideration or security. In some cases, the Company may be restricted by contract or by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis may impair the Company’s ability to exit such investments when the Company considers it appropriate.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies or SLCLP, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. The directors and most of the officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not necessarily be the only business enterprise of these directors and officers.

Dividends

The payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors.

Regulatory Risk

The Company is required to comply with applicable regulations. Any actual or perceived failure to comply with all applicable regulations may adversely affect the Company’s business, financial condition and results.

Change in Environmental Laws and Regulations

Changes in environmental laws and regulations can adversely impact the borrower’s ability to repay its indebtedness with the Company or obtain additional financing which could result in the Company’s business and operating or financial results being adversely impacted. If a borrower fails to meet applicable environmental laws and regulations or such laws or regulations are revised, a borrower’s licenses could be revoked or suspended; thereby reducing the value of the underlying security of the loan and/or the borrower’s ability to repay its indebtedness. In exchange for the loans it makes, the Company may take security in the form of real property mortgages. If environmental issues were to arise where the Company is deemed to be in possession or acquires ownership of the property, the Company may be liable for remediation costs or other environmental liabilities.

Liabilities Associated with Historical Mineral Properties

The Castle Mountain Property, which the Company sold indirectly in September 2012 through the sale of VGC, and any other properties in which the Company may have previously had an interest, could potentially expose the Company to additional environmental and other liabilities in the future in connection with its former ownership of such properties.

Liquidity

The Company may not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares of the Company.

Inability to Invest its Assets in Resource Loans

There is no assurance that the Company will be able to invest in resource loans on terms that are acceptable to it.

Client Relationships

The ability of the Company to attract and maintain borrowers requires that it provide a competitive offering of products and services that meet the needs and expectations of the clients. Sprott Resource Lending’s ability may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to respond in a timely and cost-effective manner to innovative products and services offered by competitors.

DIVIDENDS

On August 11, 2011, the Board approved the initial quarterly dividend on Common Shares. The full amount of each quarterly dividend declared by the Board since that date have each been designated as an "eligible dividend" for purposes of the Income Tax Act (Canada). In the future, the Company will consider the dividend on its Common Shares in line with the growth and performance of its resource loan portfolio. The payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors.

Total dividends paid during the year ended December 31, 2012 were $9.1 million. During the last three financial years and to-date, the Company has declared and paid, or will pay, cash dividends per Common Share as noted below:

Dividend per share	Record Date	Payment Date
$0.01	August 24, 2011	September 9, 2011
$0.01	November 21, 2011	December 6, 2011
$0.015	January 27, 2012	February 10, 2012
$0.015	April 24, 2012	May 10, 2012
$0.015	August 27, 2012	September 11, 2012
$0.015	November 21, 2012	December 7, 2012
$0.015	March 12, 2013	March 28, 2013

MARKET FOR SECURITIES

The Common Shares of the Company are traded on the TSX in Canada under the symbol “SIL” and on the New York Stock Exchange MKT under the symbol “SILU”. Effective June 16, 2009, the Company cancelled its listing on the Alternative Investment Market of the London Stock Exchange in the United Kingdom.

During the Company’s last completed financial year, the monthly price range and volume of trading of its Common Shares on the TSX were as follows:

Month	High	Low	Monthly Volume
January 2012	$1.58	$1.39	496,364
February 2012	$1.55	$1.45	1,209,137
March 2012	$1.63	$1.51	1,322,274
April 2012	$1.60	$1.52	799,360
May 2012	$1.57	$1.40	2,360,678
June 2012	$1.53	$1.41	1,835,206
July 2012	$1.52	$1.40	1,665,464
August 2012	$1.43	$1.39	1,245,537
September 2012	$1.43	$1.39	3,546,583
October 2012	$1.42	$1.39	1,815,425

Month	High	Low	Monthly Volume
November 2012	$1.44	$1.38	4,231,910
December 2012	$1.58	$1.40	4,060,451

DIRECTORS AND OFFICERS

Name, Occupation, Residence and Security Holdings

The following table sets forth the name; province or state and country of residence; position held with the Company; principal occupation within the five preceding years; period of directorship with the Company; and shareholdings of each of the directors and executive officers of the Company. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. Pursuant to the Management Services Agreement, SLCLP has the right to nominate two directors to the Company’s Board.

Name, Province/State and Country of Residence	Position held with the Company	Principal Occupation	Director Since	Number of Voting Securities Owned(1)	Percentage of Issued and Outstanding Voting Securities(8)
A. Murray	Chairman and	Chairman of the Company from	2003	7,002,430	6.13%
Sinclair(2)(3)	Director	2009 to present; Resource		Common Shares
British Columbia,		Lending Advisor to the Company		directly
Canada		from September 2010 to present;
		Co-Chair of the Company from		2,000,000
		2008 to 2009; Managing Director		Common Shares
		of the Company from 2003 to		indirectly
2007
2,000,000
Common Shares
under option
Narinder Nagra(3)	President and	President of the Company from	N/A	100,000	0.07%
British Columbia,	Chief	December 2012 to present; COO		Common Shares
Canada	Operating	of the Company from November		directly
	Officer	2010 to present; Chief Financial
	(“COO”)	Officer (“CFO”) of Quest Capital		500,000
		Management Corp. (private asset		Common Shares
		based lender) and Ionic Securities		under option
Corp. (private exempt market
dealer) from June 2008 to present;
Senior VP, Asset Management of
the Company from June 2009 to
November 2010; CFO of the
Company from January 2007 to
May 2008

Name, Province/State and Country of Residence	Position held with the Company	Principal Occupation	Director Since	Number of Voting Securities Owned(1)	Percentage of Issued and Outstanding Voting Securities(8)
Peter F. Grosskopf	Chief	CEO of the Company from	2010	2,000,000	1.36%
Toronto, Canada	Executive	September 2010 to present;		Common Shares
	Officer	President of the Company from		directly
	(“CEO”) and	September 2010 to December
	Director	2012; CEO and Director of Sprott
Inc. (asset management company)
from September 2010 to present;
President of Cormark Securities
Inc. (brokerage firm) from 2004 to
2010
W. David	Lead	Retired from January 2004 to	1984	65,150	0.07%
Black(2)(4)(5)	Director	present; Partner of DuMoulin		Common Shares
British Columbia,		Black LLP (law firm) from 1968		directly
Canada		to 2003
35,266
Common Shares
indirectly

275,000
Common Shares
under option
Brian E. Bayley(5)(6)	Director	Resource Lending Advisor to the	2003	3,050,219	2.08%
British Columbia,		Company from September 2010		Common Shares
Canada		to present; President of Ionic		directly
Management Corp. (management
		services company) from		2,000,000
		December 1996 to present;		Common Shares
		President and CEO of the		under option
Company from May 2009 to
September 2010; Co-Chair of the
Company from January 2008 to
May 2009; President of the
Company from June 2003 to
January 2008; CEO of the
Company from June 2003 to
March 2008
Donald D.	Director	Corporate director and	2012	150,000	0.00%
Copeland(4)(7)		independent businessman from		Common Shares
British Columbia,		2007 to present		under option
Canada
Paul Dimitriadis(4)	Director	COO of Sprott	2012	31,250	0.02%
Ontario, Canada		Consulting GP Inc. and SCLP		Common Shares
		(management services companies)		directly
from November 2010 to present;
COO of Sprott Resource Corp.
(natural resource investment
company) from June 2008 to
present; legal counsel of SCLP
from September 2007 to June
2008; associate at Blake, Cassels
& Graydon LLP (law firm) from
September 2002 to September

Name, Province/State and Country of Residence	Position held with the Company	Principal Occupation	Director Since	Number of Voting Securities Owned(1)	Percentage of Issued and Outstanding Voting Securities(8)
		2007
W. Murray John(6)	Director	President and CEO of Dundee	2010	100,000	0.07%
Toronto, Canada		Resources Limited (entity that		Common Shares
		undertakes the resource		directly
		investments of Dundee
		Corporation) from September		275,000
		2004 to present; VP and Portfolio		Common Shares
		Manager with Ned Goodman		under option
		Investment Counsel (investment
		advisor) from November 2009 to
		present
Dale C.	Director	Chartered Accountant, corporate	2007	20,000	0.01%
Peniuk(5)(6)(7)		director and consultant from 2006		Common Shares
British Columbia,		to present; Assurance Partner of
Canada		KPMG LLP (accounting firm)		275,000
		from 1996 to 2006		Common Shares
				under option
Stewart J.L	Director	President of the Crerar Group of	2009	100,000	0.07%
Robertson(2)(3)(7)		Companies (acquisition and		Common Shares
British Columbia,		development of commercial real
Canada		estate) from 1993 to present		325,000
				Common Shares
				under option
Jim Grosdanis	CFO	CFO of the Company from 2008	N/A	94,000	0.06%
Ontario, Canada		to present; VP Operations of		Common Shares
		Dundee Bank of Canada		indirectly
		(Canadian chartered bank) from
		2002 to 2008		1,000,000
				Common Shares
				under option
Sarah-Jane Martin	Corporate	Corporate Secretary of the	N/A	Nil.	0.00%
Ontario, Canada	Secretary	Company from June 2012 to
		present; Legal Counsel of the
		Company, SCLP (management
		services company) and Sprott
		Resource Corp. (natural resource
		investment company) from April
		2011 to present; Associate at
		McCarthy Tétrault LLP (law firm)
		from 2007 to 2011

(1)

The information as to the number and percentage of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

(2)	Member of the Compensation Committee.
(3)	Member of the Real Estate Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Management Services Agreement and Partnership Agreement Committee.
(6)	Member of the Credit Committee.

(7)	Member of the Audit Committee.
(8)	Includes total Common Shares held directly or indirectly as a percentage of total issued and outstanding Common Shares. Total Common Shares held under option are not included.

Based on information provided by such persons, as at December 31, 2012, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of approximately 14,598,315 Common Shares of the Company, representing 9.93% of Sprott Resource Lending’s issued and outstanding Common Shares. In addition, the directors and executive officers of the Company as a group, hold stock options for the purchase of an aggregate of 6,800,000 Common Shares of Sprott Resource Lending, which options are exercisable at between $1.70 and $2.08 per share and expire between April 17, 2013 and July 10, 2017.

Cease Trade Orders

Except as otherwise disclosed, none of the directors or executive officers of the Company is, at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the paragraph above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

American Natural Energy Corporation

Brian E. Bayley was a director of American Natural Energy Corp. ("American") from June 2001 to November 30, 2010. In June 2003, each of the l'Autorite des marches financiers ("AMF"), the British Columbia Securities Commission (“BCSC”) and the Manitoba Securities Commission ("MSC") issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of BCSC, the Ontario Securities Commission (“OSC”), the Alberta Securities Commission ("ASC") and AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

Esperanza Silver Corporation

Brian E. Bayley has been a director of Esperanza Silver Corporation ("Esperanza") since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders from each of ASC (issued on September 17, 1998) and AMF (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

Katanga Mining Limited (formerly Balloch Resources Ltd.)

A. Murray Sinclair was a director of Katanga Mining limited from May 1, 1998 to July 10, 2006. On February 22, 2002, February 25, 2002 and March 15, 2002, Balloch Resources Ltd. (now Katanga Mining Limited) was issued cease trade orders by the OSC, BCSC and ASC, respectively, for failing to file financial statements and pay filing fees within their prescribed times. These orders were rescinded on September 20, 2002, October 1, 2003 and October 23, 2003, respectively, following the filing of the financial statements and payment of the outstanding fees.

Personal Penalties and Sanctions

None of the directors or executive officers of the Company or, to the Company’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Bankruptcies

None of the directors or executive officers of the Company, or, to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Certain officers and directors of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The CBCA requires, among other things, the officers and directors to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

Peter Grosskopf, CEO to the Company, also acts as President and CEO of Sprott Inc. which, as of February 28, 2013, owns or controls 20% of the Common Shares of the Company and also, through its wholly owned subsidiary, SLCLP, provides management and other services pursuant to the Management Services Agreement and the Partnership Agreement. Further details of these agreements are provided in the Material Contracts section herein. Paul Dimitriadis, a director of the Company, also acts as the Chief Operating Officer and a director of Sprott Consulting GP Inc., a wholly owned subsidiary of Sprott Inc.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company and the Partnership are subject to various legal proceedings as at December 31, 2012. While the final outcome of such legal proceedings cannot be predicted with certainty and there can be no assurance that such matters will be resolved in the Company's or Partnership’s, as applicable, favour, it is the opinion of the Company’s management that the resolution of such proceedings will not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

Regulatory Actions

During the last financial year, there have been no penalties or sanctions imposed against the Company by a court or by a securities regulatory authority relating to securities legislation, by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision nor has the Company entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein and in the Company’s annual consolidated financial statements and MD&A, no director or executive officer of Sprott Resource Lending, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Sprott Resource Lending.

As of February 28, 2013, Sprott Inc. owns or controls 20% of the Company’s Common Shares.

Pursuant to the Management Services Agreement and the Partnership Agreement, the Company has accrued $6.2 million in related fees to SLCLP for fiscal 2012.

Messrs. Sinclair and Bayley, directors of the Company, have consulting agreements with the Company which provide the Company with services pertaining to the originating, credit review and, if necessary, remediation of resource loans and real estate loans. The original consulting agreements were for a two year term, expiring September 2012. Pursuant to an amending agreement, the term of such agreements was extended to March 7, 2013. Under the terms of the consulting agreements, as amended, Messrs. Sinclair and Bayley are each paid $17,500 per month in addition to each receiving a one-time grant in September 2010 of 1,000,000 options to purchase Common Shares of the Company. The agreement allows for the continuance of bonus amounts pursuant to the Company’s incentive bonus plan with respect to the monetization of real estate loans.

TRANSFER AGENT AND REGISTRAR

Transfer Agents and Registrars

The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Management Services Agreement

On September 7, 2010, the Company entered into a Management Services Agreement with SLCLP. On December 17, 2012, the Company and SLCLP entered into Amendment No. 1 to the Management Services Agreement (“MSA Amendment No. 1”), whereby the parties amended the MSA to revise which Nominees (as defined in the MSA) shall be provided by SLCLP. Copies of the MSA and MSA Amendment No. 1 have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the MSA, as amended, are summarized below.

The MSA appoints SLCLP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, SLCLP provides the Company with four executives: a director of the Company (currently Paul Dimitriadis); a director, also serving as the President and/or CEO of the Company (currently Peter Grosskopf, serving as director and CEO); the CFO of the Company (currently Jim Grosdanis); and the President and/or COO of the Company (currently Narinder Nagra, serving as President and COO).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by SLCLP to the Company, pursuant to the MSA, the Company pays SLCLP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from SLCLP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

On September 7, 2010, the Company entered into a Partnership Agreement with 7603908 Canada Inc., and SLCLP. On December 23, 2010, the Company, 7603908 Canada Inc. and SLCLP entered into Amendment No. 1 to the Partnership Agreement (“PA Amendment No. 1”), whereby the parties clarified their intent with respect to the distribution of certain amounts in excess of the Hurdle Rate (as defined in the PA) in years where the Partnership has a loss and a distribution is not paid to permit such losses to carry forward into the calculation of distributable income in subsequent years. On June 1, 2011, the Company, 7603908 Canada Inc. and SLCLP entered into Amendment No. 2 to the Partnership Agreement (“PA Amendment No. 2”), whereby the parties amended the definition of “Annual Hurdle” in the PA Copies of the PA, PA Amendment No. 1 and PA Amendment No. 2 have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the PA, as amended, are summarized below.

The Company’s resource lending activities are conducted through the Partnership. Pursuant to the terms of the PA, the Company and its wholly owned subsidiary, 7603908 Canada Inc., hold all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

SLCLP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. SLCLP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

SLCLP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Company, the Board and certain limits on authority established from time to time by the Board.

SLCLP is entitled to receive, on an annual basis, the lower of (i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and (ii) the net profits of the Partnership for the year. In addition, SLCLP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay SLCLP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the Company and 7603908 Canada Inc., the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to SLCLP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of SLCLP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

INTERESTS OF EXPERTS

Names and Interests of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated February 28, 2013 in respect of the Company’s consolidated financial statements as at and for each of the years ended December 31, 2012 and December 31, 2011 and the Company’s internal control over financial reporting as at December 31, 2012. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (“NI 52-110”).

Audit Committee Charter

A copy of the Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

Currently, the audit committee of the Company (the “Audit Committee”) is composed of the following three directors: Messrs. Peniuk (Chair), Copeland and Robertson. All three members are considered “independent” and “financially literate”, as such terms are defined in NI 52-110.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised in Sprott Resource Lending’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting;

are as follows:

Name	Education	Experience
Dale C. Peniuk	BComm, 1982; CA, 1986	Chartered Accountant, corporate director and consultant from 2006 to present; Assurance Partner of KPMG LLP (accounting firm) from 1996 to 2006.
Donald D. Copeland	BSc, Chemical Engineering, 1976

Corporate director and independent businessman with close to 40 years of energy industry experience; previously founded and served as the CEO and Chairman of a number of oil and gas corporations, which include Codeco Engineering Ltd. and Titanium Oil & Gas Ltd.; served on the boards of numerous oil and gas industry corporations; completed the directors education course at the Institute of Corporate Directors.

Stewart J.L. Robertson	DipT, 1979

President of the Crerar Group of Companies, which is involved in the acquisition and development of commercial real estate. Has held board positions with various Canadian public companies and currently sits in an advisory capacity to a Canadian

Name	Education	Experience
mortgage trust.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures that are intended to control the services provided by the auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category which has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by the Company’s auditors (i) if such services are of a type the performance of which would cause the auditors to cease to be independent within the meaning of applicable U.S. Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditors.

External Auditor Service Fees

The following table discloses the fees billed1 to the Company by its external auditor during the last two financial years:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2012	$299,790	$7,953	$5,513	$17,640
December 31, 2011	$304,993	$9,612	$66,895	$23,330

(1) Amounts include general sales taxes.

Audit Fees

Audit fees are the aggregate fees billed by the independent auditor for the audit of the consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees".

Tax Fees

Tax fees are fees for professional services rendered by the independent auditor for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees include amounts for services other than the audit fees, audit-related fees and tax fees described above.

ADDITIONAL INFORMATION

Additional information relating to Sprott Resource Lending may be found on SEDAR at www.sedar.com and on the Company’s website at www.sprottlending.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Management Proxy Circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year, all of which are filed on SEDAR at www.sedar.com.

SCHEDULE “A”

SPROTT RESOURCE LENDING CORP.

AUDIT COMMITTEE CHARTER

MEMBERSHIP

(a)

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Sprott Resource Lending Corp. (the “Company”) shall be comprised of no fewer than three directors (“Members”, and each a “Member”), as appointed by the Board. The Committee shall appoint its own chair (the “Chair”). In the event of an equality of votes, the Chair shall not have a second casting vote.

(b)

Each Member shall satisfy the independence, financial literacy and/or other membership requirements for audit committee members under applicable securities laws, rules, regulations and stock exchange requirements.

(c)

At least one Member shall satisfy the definition of an “Audit Committee financial expert” as defined in instruction (b) to Item 8(a) of General Instructions B of Form 40-F, or such other definition that may be applicable to the Company.

(d)	Each Member shall be a member of the Board.

(e)

Each Member shall serve at the pleasure of the Board for such term as the Board may decide, or until such Member is no longer a director of the Company. The Board may fill vacancies on the Committee. If and whenever a vacancy shall exist on the Committee, the remaining Members may exercise all of the powers of the Committee, so long as a quorum remains.

(f)	No Member shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

MEETINGS

(a)

The Committee shall meet in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during such meeting as often as it determines necessary to fulfill its duties, but not less frequently than four times per year on at least a quarterly basis.

(b)	A quorum of the Committee shall be comprised of a majority of the Members.

(c)

Meetings of the Committee to review and approve financial statements should be attended by representatives of the Company’s principal external auditor (the “Auditor”), and may be attended by the Chief Financial Officer (“CFO”) and others if, as, and when deemed appropriate by the Committee.

(d)	The Committee shall meet privately with such other persons, as and whenever the Committee deems it appropriate.

(e)	The Chair shall be responsible for calling the meetings of the Committee, establishing the meeting agenda with input from management and supervising the conduct of the meetings.

PURPOSE

The Committee shall assist the Board in fulfilling its applicable roles by:

(a)	Overseeing the work of the Auditor, including the resolution of any disagreements between the Auditor and management.

(b)	Reviewing and approving any proposed hiring of any current or former partner or employee of the current and former external auditor of the Company or its subsidiary entities (“subsidiaries”).

(c)

Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters.

(d)

Reviewing and approving the annual and interim consolidated financial statements, the related Management’s Discussion and Analysis (“MD&A”), and other financial information provided by the Company to any regulatory authority, stock exchange or the public before such information is disclosed publicly.

(e)

Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information, extracted or derived from its financial statements, other than as described in (d) above, including periodically assessing the adequacy of such procedures.

ADDITIONAL ROLES

In addition to the matters described under “Purpose”, the Committee shall:

(a)

Review the public disclosure regarding the Committee required by National Instrument 52-110 – Audit Committees and any other applicable securities laws, rules, regulations and stock exchange requirements.

(b)	Record minutes of its meetings and make them available to the Board if requested.

RELATIONSHIP WITH THE AUDITORS

The Committee shall:

(a)	Recommend to the Board the nomination and compensation of the Auditor.

(b)	Review the compensation and other fees to be paid to the Auditor.

(c)	Review the performance of the Auditor and any proposed discharge of the Auditor when circumstances warrant.

(d)	Communicate directly with the internal audit function and the Auditor, and arrange for the Auditor to report directly to the Committee, and the full Board as needed.

(e)

Monitor the relationship between management and the Auditor including reviewing any management letters or other reports of the Auditor and discussing any material differences of opinion between management and the Auditor.

(f)	Review and discuss, on an annual basis, with the Auditor all significant relationships they have with the Company, its management or employees to determine their independence.

PRE APPROVAL OF NON-AUDIT SERVICES

The Committee shall be responsible for pre-approving all non-audit services (or delegating such pre-approval, if and to the extent permitted by law) to be provided to the Company or its subsidiaries by the Auditor.

RESOURCES OF THE COMMITTEE

(a)

The Committee has the authority: (i) to retain independent legal counsel and other advisors as it determines necessary to carry out its duties; and (ii) to set and pay the compensation for any advisors employed by the Committee.

(b)

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any consultants and to any other advisors employed by the Committee, provided however that such funding shall not exceed $25,000 annually without the prior approval of the Board.

(c)

The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a Committee of the Board, for payment of: (i) compensation to the Auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

INTERNAL CONTROLS

The Committee shall:

(a)

Review with the Chief Executive Officer (“CEO”) and the CFO on an annual basis the Company’s disclosure controls and procedures and internal controls over financial reporting, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(b)	Discuss with the CEO and CFO all elements of the certification of financial results required under applicable securities laws.

(c)

Review disclosures made to the Committee by the Company’s CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(d)

Periodically consult with the Auditor and the internal audit function in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

FINANCIAL STATEMENT AND DISCLOSURE MATTERS

The Committee shall:

(a)	Regularly update the Board about Committee activities and ensure the Board is aware of matters which may significantly impact the financial condition, affairs or reporting of the Company.

(b)

Review and recommend approval by the Board of the Company's annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the Auditor, and review related MD&A.

(c)	Review and approve any financial information of the Company or its subsidiaries contained in any press release of the Company before the Company publicly discloses this information.

(d)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than MD&A, annual and interim earnings and press releases) and periodically assess the adequacy of those procedures.

(e)	Review and discuss with management and the Auditor:

All accounting policies and practices to be used.

All material alternative disclosures and treatments of financial information within generally accepted accounting principles, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor.

Other material written communications between the Auditor and management, such as any management letter or schedule of unadjusted differences.

Significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

The effect of regulatory and accounting initiatives, as well as of off-balance sheet structures, on the Company’s financial statements.

(f)

Discuss with management the Company’s earnings press releases (including any use of “pro-forma” or “adjusted non-GAAP information”), and financial information otherwise to be disclosed publicly by the Company.

(g)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(h)

Discuss with the Auditor the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any disagreements with management.

OVERSIGHT OF THE COMPANY’S RELATIONSHIP WITH THE AUDITORS

The Committee shall:

(a)	At least annually, review a report from the Auditor describing:

The Auditor’s internal quality-control procedures.

Any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by any governmental or professional authority within the preceding five years respecting one or more independent audits carried out by the firm.

Any steps taken to deal with any such issues.

All relationships between the Auditor and the Company.

(b)	Evaluate the qualifications, performance and independence of the Auditor, including:

Seeking confirmation from the Auditor that it is:

	-	a “participating audit firm” for the purposes of National Instrument 52-108 - Auditor Oversight; and

	-	in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board or equivalent regulations in jurisdictions in which the Company carries on business.

Obtaining a formal written statement of the Auditor delineating all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard No. 1 - Independence Discussions with Audit Committees;

Actively engaging in a dialogue with the Auditor with respect to disclosed relationships or services that may impact the objectivity and independence of the Auditor; and

Taking, or recommending that the Board take, appropriate action to oversee the independence of the Auditor.

(c)

Consider whether the Auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the Auditor’s independence. This review should also include an evaluation of the lead audit partner. The Committee shall present its conclusions with respect to the Auditor and lead audit partner to the Board.

(d)

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(e)	As appropriate, seek to discuss with the national office of the Auditor issues on which it was consulted by the Company’s audit team and matters of audit quality and consistency.

(f)	Meet with the Auditor prior to the audit to discuss the planning and staffing of the audit.

OVERSIGHT OF TRADING POLICY

The Committee shall be responsible for the implementation and administration of the Company’s Trading Policy, a copy of which is attached as Appendix “A” to this Charter.

OVERSIGHT OF PRIVACY POLICY

The Committee shall be responsible for the implementation and administration of the Company’s Privacy Policy, consisting of the Company’s Customer Privacy Policy and Employee Privacy Policy, copies of which are attached hereto as Appendix “B” and Appendix “C”, respectively.

COMPLIANCE OVERSIGHT RESPONSIBILITIES

The Committee shall:

(a)	Review the status of the Company’s compliance with applicable accounting, audit and financial reporting requirements.

(b)	Review major legislative and regulatory developments which could materially impact the Company.

(c)	Review management’s efforts to monitor compliance with the Company’s Code of Conduct.

(d)	Review and investigate any matters pertaining to the integrity of senior management, including conflicts of interest or adherence to standards of conduct as required by Company policy.

WHISTLE-BLOWING PROCEDURES

The Committee shall establish procedures for:

(a)	The engagement, at the Committee’s discretion, of a qualified and independent service provider through which complaints or allegations of misconduct may be processed on a confidential basis.

(b)	The receipt, retention and treatment of complaints received by the Company regarding compliance with the Company’s Code of Conduct, accounting, internal accounting controls or auditing matters.

(c)

The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or other matters pertaining to the proper and lawful conduct of the Company’s business.

COMPENSATION

No Member may receive any compensation from the Company other than the fees that they receive for services as members of the Board or any Committee thereof and except as permitted by the rules of the NYSE Amex Equities Exchange.

ANNUAL PERFORMANCE EVALUATION

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its Members, including reviewing the compliance of the Committee with this Charter.

ANNUAL COMMITTEE CHARTER ASSESSMENT

The Committee shall review and reassess the adequacy of this Audit Committee Charter, at least annually, and recommend revisions to the Board as necessary.

LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate or in accordance with generally accepted accounting principles and applicable rules and regulations.

In contributing to the Committee's discharge of its duties under this Charter, each Member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or shall be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are otherwise subject.

The Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company's securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or any other liability whatsoever.

PUBLIC DISCLOSURE

This Charter shall be made available on the Company’s web-site at www.sprottlending.com and to any shareholder who otherwise requests a copy.

Approved by the Audit Committee (March 24, 2009) and the Board (March 26, 2009)
Revised (June 23, 2009) for delisting from AIM
Approved by the Audit Committee (August 4, 2009) and the Board (August 6, 2009)
Approved by the Audit Committee (March 18, 2010) and the Board (March 22, 2010)
Approved by the Audit Committee and the Board (September 14, 2010)
Approved by the Audit Committee (March 8, 2011) and the Board (March 10, 2011)
Approved by the Audit Committee (February 29, 2012) and the Board (March 1, 2012)
Approved by the Corporate Governance Committee and the Board (September 24, 2012)

APPENDIX “A” TO AUDIT COMMITTEE CHARTER

SPROTT RESOURCE LENDING CORP
TRADING POLICY

1. GENERAL

The shares of Sprott Resource Lending Corp. (“Sprott Lending” or the “Company”) are listed on the Toronto Stock Exchange (the “TSX”) and the NYSE Amex Equities Exchange (the “NYSE”). As such, purchases and sales of securities in the Company are subject to Canadian and United States securities laws, including the rules and regulations applicable thereunder and the rules and policies of the TSX and the NYSE.

Violations of insider trading and tipping laws carry severe consequences both for the Company and the individuals involved. Compliance with this Policy is a condition of office or employment with the Company and its subsidiaries. A violation of this Policy may be grounds for discipline, up to and including immediate dismissal. The violation of this Policy may also violate Canadian and United States securities laws. If it appears that a director, officer, consultant or employee may have violated such securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

Under Canadian securities laws, persons who trade securities while in possession of material non-public information (as defined in this Policy below) may face liability as further described in this Policy. Under United States securities laws, persons who trade securities while in the possession of material non-public information may face liability under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the policies of the NYSE, insiders of the Company are prohibited from trading on the basis of information which is not known to the investing public. Further, insiders should refrain from trading, even after material information has been released to the press and other media, for a period sufficient to permit thorough public dissemination and evaluation of the information.

2. APPLICATION

This Policy applies to and outlines the obligations of all persons as may be determined from time to time bound under Canadian and United States securities legislation including, without limitation, the following persons (irrespective of the size of his, her or its holding or interest) (collectively, the “Designated Persons”):

(a)	all directors (including any person who acts as a director whether or not formally appointed) and officers of the Company or its subsidiaries;

(b)

all employees of the Company and its subsidiaries and other persons who, because of their employment with the Company or any of its subsidiaries, may have possession of or access to material non-public information concerning the Company;

(c)	the spouse and each child under 18 years of age of the persons contemplated in (a) and (b) above; or

(d)

any trust in which the persons contemplated in (a), (b) and (c) above are trustees or beneficiaries and any company over which such persons have control or more than 20% of such company’s equity or voting rights at a general meeting of shareholders (excluding any employee share or pension scheme where such persons are beneficiaries rather than trustees).

To reduce potential exposure for liability under applicable securities laws, Designated Persons are required to comply with the general disclosure restrictions set out below and more specifically, must not trade in the Company's securities during the “Blackout Periods” described in this Policy.

All Designated Persons should assume that all information about the Company is confidential unless told otherwise by senior management. Under Canadian securities laws, all material information concerning the Company, favourable or otherwise, is required to be released to the public as soon as it is known to the Company. Under the policies of the NYSE, the Company is required to make immediate public disclosure of all material information concerning its affairs, except in unusual circumstances. Disclosure cannot be made to select outside parties before broad public disclosure is made. Material non-public information is not considered to have been publicly disclosed until at least one trading day has elapsed after the information has been released to the public through appropriate channels.

3. MATERIAL NON-PUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities (Canadian standard) or if such information would be expected to affect the investment or voting decisions of a reasonable shareholder or investor, or if the disclosure of the information would be expected to alter significantly the “total mix” of information in the marketplace about the Company (U.S. standard).

The following are non-exhaustive examples of material non-public information:

  financial results;
  projections of future earnings or losses
  material changes in the Company’s financial condition or financial performance, including a significant increase or decrease in near-term earnings prospects;
  material accounting changes, including major write-downs;
  significant litigation or developments in existing litigation;
  significant regulatory developments or changes in legislation governing the Company’s services and/or products;
  impending bankruptcy or financial liquidity problems;
  capital reorganizations, mergers or amalgamations, takeover bids or issuer bids, significant acquisitions or dispositions of assets, property or joint venture interests, including news of a pending significant merger, acquisition or divestiture or joint venture;
  events relating to the Company’s securities, including stock splits, share consolidations, stock dividends, stock repurchases and other changes in capital structure;
  changes in dividend policy and declarations or omissions of dividends;
  the borrowing or lending of a significant amount of funds or any mortgaging or encumbering in any way of the Company’s assets, including bank credit facilities or other financing transactions;
  public and private offerings of debt/equity;
  credit agreement defaults;
  changes in senior management;
  expansion into new markets or material changes in the Company’s sphere of activity;
  material changes in prior public statements or news releases;
  significant developments in budgets or long-term plans, including a significant change in capital investment plans or corporate objectives; and
  any other development relating to the business and affairs of the Company that would reasonably be expected to significantly affect the market price or value of any of the Company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions.

Both positive and negative information may be material.

3. TRADING IN SECURITIES OF THE COMPANY

(a) Rules Against Insider Trading and Tipping

A Designated Person or person in a “special relationship” (as defined below) with the Company shall not trade in securities of the Company if such person possesses material non-public information about the Company, during any period commencing with the date that he or she comes into possession of material non-public information on the Company and ending at the close of business one trading day after the public disclosure of that information. “Trading day” shall mean a day on which the TSX or NYSE is open for trading.

A “trade” (as used in this Policy) includes a purchase or sale of securities, an offer or solicitation to purchase or sell securities or an exercise of an option, warrant or other convertible security.

In addition, a Designated Person or person in a “special relationship” with the Company may not disclose (“tip”), material non-public information to any other person (including family members), including where such information may be used by such person to his or her benefit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material non-public information as to trading in securities of the Company.

There is a “necessary course of business” defence that may be available in certain circumstances in connection with the disclosure of material non-public information. However, persons in possession of material non-public information must always obtain the approval of senior management or the board of directors of the Company (the “Board”) before disclosing any material non-public information to any person.

(b) Definition of “Special Relationship”

The “special relationship” definition is broad. Persons in a “special relationship” include, but are not limited to: (i) Designated Persons; (ii) insiders as defined under securities legislation; (iii) persons engaging in professional or business activities for or on behalf of the Company; and (iv) anyone (a “tippee”) who learns of material information from someone that the tippee knows or should know is a person in a special relationship with the Company.

(c) Rule As It Applies To Other Entities

Where the Company is involved in an undisclosed material transaction with another entity, each Designated Person is considered to be in a special relationship with such other entity and, therefore, cannot trade in securities of such other entity where material non-public information about such other entity was obtained as a result of such Designated Person’s service as a director, officer or employee of the Company or as a consultant or provider of services to the Company.

4. SPECIFIC TRADING PROHIBITIONS

(a) Blackout Periods

To ensure that material information of the Company is broadly disseminated to the investment community, the Company has established certain Blackout Periods (defined below) during which Designated Persons may not trade in the securities of the Company.

A “Blackout Period” means:

(i) the period beginning two months immediately preceding the scheduled date of publication of the Company’s annual results and ending at the end of the business day one trading day after such publication (or, if shorter, the period beginning from the Company’s financial year end of 31 December to the end of the business day after the date of publication of the annual results);

(ii) the period beginning one month immediately preceding the scheduled date of publication of the Company’s quarterly results and ending at the end of the business day one trading day after such publication (or, if shorter, the period beginning from the end of the relevant financial period – 31 March, 30 June or 30 September – to the end of the business day after the date of publication of the quarterly results);

(iii) for any other news release or publication, other than financial results, the 24 hour period immediately following the time of release or publication;

(iv) any other period when the Company or any Designated Person is in possession of material non-public information concerning the Company that is not generally known to the public or at any time it has become reasonably probable that such information will be required by the rules of the TSX or NYSE or applicable securities legislation to be notified or to be disclosed to the market; and

(v) any other time and for any length of time as determined by the Company’s Disclosure Committee.

(b) Exceptions to the Blackout Period Trading Restrictions

(i) Hardship Exception

The Company recognises that on rare occasions, circumstances may arise when the prohibition on trading during a Blackout Period will result in severe personal hardship due to an unforeseen or unexpected personal situation. In such circumstances, the Chief Executive Officer or Chief Financial Officer are permitted, in their discretion, to make exceptions to permit selling (but not purchasing) by a Designated Person during a Blackout Period, provided that the Designated Person has provided particulars of the circumstances giving rise to the hardship and has certified in writing no later than two business days prior to the proposed trade that he or she is not in possession of material non-public information. In addition, the pre-approval of any relevant Canadian and United States securities regulatory authority may be required. The Company’s Chief Financial Officer should be contacted in the first instance if a Designated Person is aware that a situation of this nature has arisen or is reasonably expected to arise.

(ii) Binding Commitment Exception

Subject to the pre-clearance of trades in accordance with this Policy and to applicable securities laws, Blackout Periods may not apply when a Designated Person has entered into a “binding commitment” prior to the Company being in such a Blackout Period where it was not reasonably foreseeable at the time such “binding commitment” was made that a Blackout Period was likely. Examples of “binding commitments” include without limitation automatic securities purchase plans, dividend reinvestment plans and automatic pre-arranged sales plans structured and disclosed in compliance with applicable securities laws.

5. ANTI-HEDGING POLICY

The Company’s directors are prohibited from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation by the Company.

6. PRE-CLEARANCE OF TRADES

While the onus of complying with all insider trading, insider reporting and filing requirements remains with each individual, subject to this Policy, in order to avoid inadvertent trading during a Blackout Period, all Designated Persons who wish to trade in the Company’s securities must contact the Company’s Corporate Secretary to obtain trading clearance at least two business days prior to any intended trade. The Chief Financial Officer (or, in the case of any clearance requested by the Chief Financial Officer, the Chief Executive Officer), who is responsible for giving the trading clearance, may, in his/her discretion, decide not to give any reasons for refusing to grant clearance to deal and his/her decision will be final. A written record will be maintained by the Company of the receipt of any advice provided to any Designated Person regarding this Policy and of any clearance given. The Designated Person will also be entitled to receive from the Company written confirmation that such advice and clearance has been given.

6. CONTINUOUS DISCLOSURE OBLIGATIONS

(a) Insider Reporting

For purposes of this section, an “insider” of the Company means:

(i) a director or officer of the Company;

(ii) a director or officer of a company that is itself an insider or subsidiary of the Company (a subsidiary being an issuer in which the Company owns sufficient voting securities to elect a majority of directors of the issuer);

(iii) any person or company that beneficially owns, directly or indirectly, voting securities of the Company, or that exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10 per cent of the voting rights attached to all voting securities of the Company; or

(iv) any other person who is designated or determined to be an insider for purposes of applicable securities laws.

It is the personal obligation of each director, officer and other insider to file insider reports following any trade or other change in holdings of securities of the Company (including without limitation, the exercise of any options or transfer of securities into or out of an individual's RRSP account) in accordance with applicable Canadian securities laws. The Canadian securities regulatory authorities have implemented the System for Electronic Disclosure by Insiders (“SEDI”). SEDI facilitates the filing and public dissemination of “insider reports” in electronic format through the Internet. The Company assists certain directors and officers with filing procedures by providing administrative support. This administrative support does not relieve insiders of their personal responsibility to file insider reports in a timely and accurate fashion. Currently, insider reports must be filed within 5 days after a change in direct or indirect beneficial ownership of, or control or direction over, the Company securities or a change in the insider’s interest, or right or obligation associated with, a related financial instrument.

Failure of insiders to comply with the prescribed time limits for declaring their control or a change in their control over the securities of the Company (or a related financial instrument), or their failure to provide complete information, constitutes a violation under Canadian securities laws and may result in liability and the penalties described in this Policy.

The Company is currently a “foreign private issuer” under the U.S. securities laws. As such, and while it remains a foreign private issuer, the insider reporting requirements imposed by the Exchange Act are not applicable to the Company’s insiders.

7. LIABILITY AND PENALTIES

Severe penalties under Canadian and United States securities laws apply to Designated Persons who trade in securities of the Company using material information about the Company that has not been publicly disclosed or who “tip” persons who may use such information for the purpose of trading.

A Designated Person who is convicted of contravening the Canadian securities laws in this regard is liable for a fine of not less than the profit made or loss avoided by such person by reason of the contravention, and not more than the greater of (i) a fine of up to Cdn$5 million and (ii) triple any profit made. In addition, such person may be liable to imprisonment for a term of not more than two years.

Parties who breach securities laws may furthermore be liable in any civil action taken against themselves or against the Company as a result of, or consequence of, the breach. Any Designated Person may be required to compensate any and all persons for their losses resulting from their sale or purchase of securities of the Company on the basis of the illegal trading or tipping activities of such person.

Finally, regulators may seek other relief, including without limitation an injunction against future violations and prohibitions against an individual acting as a director or officer or participating in the securities markets.

As such, each Designated Person who violates the prohibitions against insider trading, or knows of such violation by any other person, must report the violation immediately to the Chief Executive Officer or Chief Financial Officer of the Company.

8. MODIFICATIONS AND WAIVERS

The Company reserves the right to amend or modify the policies and procedures set forth herein at any time. Waiver of the provision of these policies and procedures in a specific instance may be authorized in writing only by the Chief Executive Officer or Chief Financial Officer (or his/her designee).

9. INQUIRIES

If a Designated Person has any question as to any of the matters discussed herein, in particular as to whether any proposed action will be within the scope of “trading” as used within this policy or falls within a Blackout Period, he or she should not hesitate to ask for advice and should not act until he or she has received an answer. Requests for advice should be directed to the Chief Financial Officer.

While this Policy may not cover all situations, a good rule to follow at all times is: CAREFULLY AVOID ANY TRADING OR DISCLOSURE WHICH MIGHT BE, OR APPEAR TO BE, UNFAIR TO PUBLIC INVESTORS.

Approved by the Audit Committee (March 24, 2009) and the Board (March 26, 2009)
Revised and approved by the Audit Committee (August 4, 2009) and the Board (August 6, 2009)
Revised and approved by the Audit Committee (March 18, 2010) and the Board (March 22, 2010)
Revised and approved by the Audit Committee (September 14, 2010) and the Board (September 14, 2010)
Approved by the Audit Committee (March 8, 2011) and the Board (March 10, 2011)
Approved by the Audit Committee (February 28, 2012) and the Board (March 1, 2012)
Approved by the Corporate Governance Committee and the Board (September 24, 2012)

APPENDIX “B”
TO AUDIT COMMITTEE CHARTER

CUSTOMER PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

The Company is committed to maintaining the security, confidentiality and privacy of your personal information. This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy legislation.

SCOPE OF POLICY

This Policy addresses personal information about identifiable individuals and does not apply to information collected, used or disclosed with respect to corporate or commercial entities.

This Policy does not impose any limits on our collection, use or disclosure of the following information:

  information that is aggregated or otherwise made anonymous; and
  your business contact information.

ACCOUNTABILITY

The Company is accountable and responsible for personal information under its control. The Company has designated a Privacy Officer who is responsible for the Company’s compliance with this Policy. The contact details for the Company’s Privacy Officer are set out at the end of this Policy.

PURPOSES FOR COLLECTION

The Company collects your personal information for the purposes described in this privacy policy and as otherwise may be identified to you at the time of collection. Generally, we only collect your personal information in connection with the extension and administration of the products and services you obtain from us and in connection with our relationship with you.

SOURCE OF YOUR INFORMATION

Most of your personal information will be collected directly from you through the various contracts and other documents you complete and through discussions with our representatives. Some of your information may be collected from other sources such as credit bureaus, financial institutions, employers, landlords, and government sources.

PERSONAL INFORMATION WE COLLECT

The personal information we collect about you will depend on the nature of the services and/or products that you receive from us. Generally the following types of personal information will be collected: your name, address, birth date, employment information and relevant financial information.

We will not collect personal information indiscriminately and will limit our collection of your personal information to what is reasonably necessary to provide a product or service either directly or indirectly and which is reasonably necessary for the purposes outlined in this Policy or for purposes to which you may otherwise consent. We may also collect information as authorized by law.

HOW WE MAY USE YOUR PERSONAL INFORMATION

The Company and its representatives may collect and use your personal information for the following purposes:

  authenticating your identity;

  determining whether to grant financing to you or your company,

  assessing your credit-worthiness (including through credit and reference checks);

  providing and administering requested products and services;

  processing and collecting payments and debts owed to us;

  administering and enforcing guarantors’ obligations to us;

  initiating and prosecuting litigation to enforce security or other obligations in connection with loans and other transactions;

  defending against any claims or litigation;

  protecting the Company, you and others from fraud and error;

  reporting to credit bureaus or other financial institutions;

  providing credit references to other financial institutions; and

  as otherwise permitted or required by law.

If we want to use your personal information for a new purpose, we will obtain your consent to do so.

HOW WE MAY DISCLOSE YOUR PERSONAL INFORMATION

The Company and its representatives may disclose your personal information for the following purposes:

  since our products and accounts are assignable, to the extent your personal information is needed in connection with any products and accounts that are assigned, (for example in the case of an acquisition or merger, loan syndication, securitization or sale of mortgages, the provision of security for a credit facility or the change of a supplier) your personal information will be transferred to the assignee;

  if insurance coverage is obtained in connection with the products and services you receive from the Company, your personal information will be transferred to the applicable insurance companies in connection with such coverage;

  if you have indicated your consent to us, the Company may use your social insurance number as an aid to identify you with credit bureaus and other financial institutions for credit history file matching purposes;

  your personal information may be transferred to our service providers who assist with the provision, administration and management of the services and products we offer. We require all of our service providers to adhere to applicable laws;

  Your credit history information may be disclosed from time to time to other lenders or credit reporting agencies in order to support the credit process; and

  Your information may be disclosed to government departments and agencies, regulatory bodies, financial institutions, legal advisors and other third parties as permitted or required by law.

If we want to disclose your personal information for a new purpose, we will obtain your consent.

CONSENT

We will obtain your consent to collect, use or disclose personal information except where we are authorized or required by law to do so without consent. For example, we may collect, use or disclose personal information without your knowledge or consent where:

  the information is publicly available, and such collection, use or disclosure is permitted by statute or regulation;

  we are obtaining legal advice; or

  we reasonably expect that obtaining consent would compromise an investigation or proceeding.

Your consent can be express, implied or given through an authorized representative such as a lawyer, agent or broker. It can also be given verbally, in writing, electronically, through inaction (e.g. if we notify you that we want to collect, use or disclose your personal information for various purposes and you do not object) or otherwise. This Privacy Policy forms part of our account agreement with you. By executing our account agreement you consent to our collection, use and disclosure of your personal information as contemplated in this Privacy Policy.

You may withdraw consent at any time (subject to legal, contractual and other restrictions) if you give reasonable notice in writing to us. After we have received such notice, we will inform you of the likely consequences of withdrawing consent, which may include our inability to provide certain services to you or to continue our relationship with you.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

We will only use and disclose your personal information for the purposes described in this Policy, for any other purpose you have consented to or for other purposes which are authorized or required by law.

We will keep personal information used to make a decision affecting you for at least one year after using it to make the decision.

We will destroy, erase or make anonymous documents or other records containing personal information as soon as it is reasonable to assume that: (a) the original purpose is no longer being served by retention of the information, and (b) retention is no longer necessary for legal or business purposes.

We will take due care when destroying personal information to prevent unauthorized access to the information.

ACCURACY

We will make a reasonable effort to keep personal information we are using or disclosing accurate and complete. In most cases, we will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, we will amend the information as required. If appropriate, we will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, we will annotate the personal information under our control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

The Company protects the personal information in its custody or control by implementing physical, organization and technological safeguards to protect against unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

The Company will utilize contractual or other reasonable means, to require a comparable level of personal information protection from our suppliers, agents and others who assist in providing products and services to you.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by us.

Upon written request and authentication of your identity, we will provide you with your personal information under our control, information about the ways in which your personal information is being used and a description of the individuals and organizations to whom such information has been disclosed.

We will make personal information available within 30 days or provide written notice where additional time is required to fulfill the request.

In some situations, we may not be able to provide access to certain personal information. This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm our competitive position. We may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, the Company will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS, INQUIRIES OR QUESTIONS

Upon your request, we will provide information regarding our complaint procedures.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Jim Grosdanis
Phone: 416.943.4698
Facsimile: 416.977.9555
E-mail: jgrosdanis@sprottlending.com

APPENDIX “C”
TO AUDIT COMMITTEE CHARTER

EMPLOYEE PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

The Company is committed to maintaining the security, confidentiality and privacy of your personal information. This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy laws.

SCOPE OF POLICY

This Policy does not impose any limits on the collection, use or disclosure of the following information by the Company:

  your business contact information; or

  work product information.

ACCOUNTABILITY

The Company is accountable and responsible for personal information under its control. The Company has designated a Privacy Officer who is responsible for the Company’s compliance with this Policy. The contact details for the Company’s Privacy Officer are set out at the end of this Policy.

PERSONAL INFORMATION WE COLLECT

The Company collects various personal information from employees and potential employees, such as their:

  name, home contact information, marital status, date of birth, SIN (for tax purposes), and information about spouses and dependents (for benefits purposes);

  contact and medical information which might be required in emergencies;

  hiring information, which may include your application for employment, resume, covering letter, letters of reference, interview notes, and reference checks;

  salary, authorized deductions, expense reports and other payroll information;

  hours worked, vacation time and sick time;

  benefits information, including pension and benefits enrolment forms, insurance coverage and claims and pension plan beneficiary information;

  your employment status and history with the Company, including positions held, evaluations and performance reviews (if any), disciplinary records and promotions/demotions;

  information about education, training and courses completed or attended;

  identification (including photograph) and security information such as access card issuance and use;

  information relating to employee adherence to policies and to other security and internal control matters (e.g. dealing with public companies and confidential information); and

  information about work-related accidents and/or illnesses, and medical conditions or disabilities that require special equipment or other accommodation.

LIMITS ON COLLECTING PERSONAL INFORMATION

The Company will not collect personal information indiscriminately and will limit its collection of your personal information to what is reasonably necessary to establish, maintain or terminate your employment relationship with us. The Company may also collect personal information as authorized by law.

HOW WE MAY USE YOUR EMPLOYEE PERSONAL INFORMATION

The Company uses this employee personal information to establish, manage or terminate your employment relationship with the Company and for other purposes authorized or required by law. For example, the Company may use your employee personal information in the following ways:

  to contact you or your family in an emergency;

  for hiring purposes such as verifying your references and background, employment history, education etc.;

  for general employment administration purposes such as administering your employment, salary and benefits, performance reviews, vacations, sick days, promotions, expense claims, etc.;

  to monitor and assess employee use of the Company’s communications equipment, computers, electronic mail and the Internet;

  to determine, administer and document training, educational, regulatory and licensing requirements;

  to review and motivate performance results;

  for security purposes such as issuing access cards and providing you with proper identification for the Company’s premises;

  as may be reasonably required to protect customers, the Company and other employees from theft, fraud and similar risks; and

  to defend against any claims or litigation.

HOW WE MAY DISCLOSE YOUR EMPLOYEE PERSONAL INFORMATION

The Company may disclose personal information to third parties in the process of establishing, managing or terminating your employee relationship with the Company. For example, the Company may disclose your personal information to the following types of third parties:

  benefits providers (e.g. pension and insurance providers);

  Canada Revenue Agency for income tax purposes;

  payroll and data processing suppliers and other service providers;

  the Workers’ Compensation Board with respect to claims;

  the applicable provincial medical services or health insurance plan; and

  parties requesting an employment reference (only basic information provided unless you have authorized a full reference).

We require all of our service providers to adhere to applicable laws. Some of our service providers may maintain personal information outside of Canada. In such circumstances your employee personal information will continue to be safeguarded against unauthorized access, use and disclosure but will be subject to local laws within the applicable jurisdiction.

In addition to the foregoing, the Company may disclose your personal information with your consent or for other purposes authorized or required by law.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

Your employee personal information will only be used or disclosed for the purposes set out above and as authorized by law.

If personal information about an employee is used to make a decision affecting that or another employee, the personal information will be retained for at least one year following the decision.

The Company will destroy, erase or make anonymous documents or other records containing employee personal information as soon as it is reasonable to assume that the original purpose is no longer being served by retention of the information and retention is no longer necessary for legal or business purposes.

The Company will take due care when destroying employee personal information to prevent unauthorized access to such information.

ACCURACY

The Company will make a reasonable effort to keep employee personal information it is using or disclosing accurate and complete. In most cases, the Company will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, the Company will amend the information as required. If appropriate, the Company will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, the Company will annotate the personal information under its control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

The Company protects employee personal information in its custody or control by implementing physical, organization and technological safeguards to protect against unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

The Company will utilize contractual or other reasonable means, to require a comparable level of personal information protection from our suppliers, agents and others who assist in the administration of your employment and benefits.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by the Company.

Upon written request and authentication of your identity, the Company will provide you with your employee personal information under our control, information about the ways in which your employee personal information is being used and a description of the individuals and organizations to whom such information has been disclosed.

The Company will make personal information available within 30 days or provide written notice where additional time is required to fulfill the request.

In some situations, the Company may not be able to provide access to certain personal information. This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm the competitive position of The Company. The Company may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, the Company will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS, INQUIRIES OR QUESTIONS

The Company will, on request, provide information regarding its complaint response procedure.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Jim Grosdanis
Phone: 416.943.4698
Facsimile: 416.977.9555
E-mail: jgrosdanis@sprottlending.com

SPROTT RESOURCE LENDING CORP.

CODE OF CONDUCT

INTRODUCTION

This Code of Conduct (the “Code”) embodies the commitment of Sprott Resource Lending Corp. (the “Company”) and its subsidiaries to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All officers, employees, and directors (collectively “Personnel” or “Person”) are expected to adhere to the principles and procedures set forth in this Code.

This Code is intended to deter wrongdoing and promote the following six objectives:

  Honest and ethical conduct;

  Avoidance of conflicts of interest;

  Full, fair, accurate, timely and transparent disclosure;

  Compliance with applicable government and stock exchange laws, rules and regulations;

  Prompt internal reporting of Code violations; and

  Accountability for compliance with the Code.

CODE COMPLIANCE AND REPORTING

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any Person who knows or believes that any other Person has engaged or is engaging in Company-related conduct that violates applicable law or this Code has the responsibility promptly to report such information to the Chair of the Audit Committee (the “Audit Committee”) of the board of directors of the Company (the “Board”) as set out below.

If you are not comfortable reporting directly to the Chair of the Audit Committee, you may report suspected violations anonymously through our Whistleblower Hotline provided by ConfidenceLine at www.sprottlending.confidenceline.net. Acting through our Audit Committee and the Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

If you have any questions or concerns about compliance with this Code or you are unsure of what the “right thing” is to do, you are encouraged to speak with your supervisor, manager or other appropriate person within the Company.

Accounting/Auditing Complaints: You can submit any complaints concerning accounting or auditing issues on an anonymous basis to our Audit Committee through the Whistleblower Hotline. For direct access to the Company’s Audit Committee, please address your auditing and accounting related issues or complaints to:

Dale Peniuk
Sprott Resource Lending Corp.
200 Bay Street, Suite 2750
Toronto, ON M5J 2J2

Telephone:	416.943.7100
Email:	dpeniuk@shaw.ca

Third parties may submit complaints concerning accounting or auditing issues directly to the Audit Committee using the above contact information.

All complaints will be considered by the Chair of the Audit Committee and forwarded to one or more appropriate individuals, inside or outside of the Company, for their review. The status of all outstanding concerns addressed to the Chair of the Audit Committee will be reported to the Audit Committee periodically. The members of the Audit Committee may direct specialized support in respect of each such complaint, including the retention of outside advisors or counsel, as may be required, with payment by the Company, for any concern addressed to them.

Failure to comply with the standards outlined in this Code may result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

WHISTLEBLOWER PROTECTION

No adverse action or retribution of any kind (including discharge, demotion, suspension, threats or harassment) will be taken by the Company against any Person because he or she reports in good faith a suspected violation of this Code or other irregularity by any person other than the reporting Person. Any Personnel involved in retaliation in contravention of this policy will be subject to disciplinary action by the Company.

PERSONAL CONFLICTS OF INTEREST

A “personal conflict of interest” occurs when a Person's individual interest interferes with the best interests of the Company. A conflict of interest exists where the interests or benefits of a Person conflict with such Person’s ability to act in the best interests of the Company. Personal conflicts of interest, whether actual or apparent, are prohibited as a matter of Company policy, unless they have been approved or waived in writing by the Company.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including, but not limited to, loans or guarantees of obligations, from any person or entity.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whether actual or apparent, should, to the extent possible, be avoided.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee.

Except as permitted by applicable law, the Company shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

The Company complies with the Canada Business Corporations Act, which requires, among other things, the officers and directors of the Company to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

PUBLIC DISCLOSURE

It is Company policy that the information in our public communications, including our filings made with the applicable regulatory agencies, be full, fair, accurate, timely and understandable and shall be timely filed or communicated. Our Personnel who are involved in the Company's disclosure process, are responsible for the Company's compliance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.

PROPRIETARY AND CONFIDENTIAL INFORMATION

All Personnel are required to maintain the confidentiality of our proprietary information and those aspects of our business that we have not yet shared with shareholders and the general public. Personnel should take all reasonable measures to protect the confidentiality of non-public information about the Company obtained or created in connection with work activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation. You must use proprietary information only for the Company’s legitimate business purposes, and not for your personal benefit or the personal benefit of anyone else.

Proprietary and confidential information is any information about the Company that has not been disclosed to the public and includes, without limitation, information regarding:

  Lending practices and policies and the terms and conditions of loans made by the Company;

  Actual or projected sales, earnings or operating results or business transactions;

  Customer and supplier lists, relationships with consultants, contracts, business plans and marketing strategies; and

  Personnel.

It is the responsibility of all Personnel to know what is confidential or proprietary and ensure that they use it only in the performance of their duties with the Company. If unsure, consider any information to be confidential until you obtain clarification from an appropriate and authorized source.

All Personnel must also treat what they learn about our customers, joint venture partners and suppliers and each of their businesses as confidential information. The protection of such information is of the highest importance and must be discharged with care for the Company to merit the continued confidence of such persons. Confidential information to such third parties is information each of them would reasonably consider private, which is not common knowledge outside of that entity and which a Person has learned as a result of his or her position with the Company.

PROTECTION AND PROPER USE OF COMPANY ASSETS

Personnel are entrusted with the care, management and cost-effective use of the Company’s property and should not make use of such resources for their own personal benefit or purposes or for the personal benefit of anyone else.

Personnel are responsible for ensuring that all Company property assigned to them for their use is maintained in good condition and each Person should be able to account for any such property. Any dispositions of Company property should be for the benefit of the Company and not for personal benefit.

ACCEPTING OR GIVING GIFTS

Personnel must avoid activities or relationships that conflict with the Company’s interests or adversely affect the Company’s reputation. The types of activities and relationships you must avoid include, but are not limited to:

  Accepting or soliciting a gift, favour, or service that is intended to, or might appear to, influence decision-making or professional conduct; and

  Giving or offering to give any gift, gratuity, favour, entertainment, reward, “bribe” or “kickback” or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel, customers and suppliers.

Personnel may give or receive unsolicited gifts or entertainment only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws and will not influence or appear to influence the recipient’s judgment or conduct.

FAIR DEALING

Personnel should endeavour to deal fairly with the Company’s customers, suppliers, competitors and other employees. No one should take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Company policy to comply with all applicable laws, rules and regulations, including all applicable stock exchange rules and securities regulations. It is the personal responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations. If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee. No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records.

COMPLIANCE, AMENDMENT, MODIFICATION AND WAIVER

It is the role of the Board to seek to monitor compliance with this Code. This Code may be amended or modified by the Board. Waivers from this Code may only be granted by the Board or a committee of the Board with specific delegated authority and will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. All matters of concern, including requests for waivers, shall be communicated to the Chief Executive Officer. The terms of this Code are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Approved by the Audit Committee and the Board (September 14, 2010)
Approved by the Audit Committee (March 8, 2011) and the Board (March 10, 2011)
Approved by the Corporate Governance Committee and the Board (September 24, 2012)